FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated April 30, 2010 entitled “AFP PROVIDA S.A. reports its results for the year ended March 31, 2010”
2.	Material Event dated May 3, 2010

Item 1

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – April 30, 2010 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended March 31, 2010. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS). Figures as of March 31, 2009 were re-classified with the corresponding adjustments required under IFRS.

AFP PROVIDA S.A. reports its results for the year ended March 31, 2010

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2010 (1Q10)
Ü
The first quarter of 2010 (1Q10) recorded a profit of Ch$26,997.4 million, higher in Ch$13,356.8 million or 97.9% with respect to profit recorded in the first quarter of 2009 (1Q09). This result was basically attributable to the positive evolution of the recurring business, since revenues minus operating expenses (related to employees, life and disability insurance and other miscellaneous) that evidenced a positive variation of Ch$10,567.4 million with respect to the 1Q09, from Ch$15,185.9 million in 1Q09 to Ch$25,753.3 million.

Ü
It should be mentioned that the Pension Reform Law eliminated the AFPs´individual responsibility of providing life and disability benefits that implied a decrease of the fee charged to contributors (from 2.64% to 1.54%) explaining lower fee income (included in revenues)  of Ch$16,184.0 million. As a counterpart, life and disability insurance positively contributed with a variation of Ch$27,501.6 million, since the period recorded a credit due to the positive effect of pension funds returns and higher interest rates over the cost of casualties pending of payment.

Ü
Higher gains on mandatory investments (Ch$4,681.4 million) also contributed in the result, driven by positive average nominal return of pension funds of 3.78% achieved in the 1Q10, as compared to 1.52% recorded in the same period in 2009. This result was basically the outcome of returns on local fixed income and local and foreign stock markets in 1Q10.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$856.7 million in the 1Q10, representing an increase of 44.3% with respect to the result registered in the 1Q09.

Ü
As of March 31, 2010, Provida has maintained leading the Chilean pension fund industry with a total of US$36,080.2 million of assets under management, equivalent to a market share of 30.3%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million affiliates and 1.8 million of contributors in the first three months of 2010, with average market shares of 41.1% and 40.0% respectively, as of February 2010.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	1Q10	Market
			Share

	Average number of affiliates	3,532,528	41.1%	(1)
	Average number of contributors	1,803,293	40.0%	(1)
	Average number of pensioners	466,612	38.1%

	Average salary base (US$ Million)	1,269.0	31.7%	(1)
	AUM (US$ Million)	36,080.2	30.3%
	Average real return of Pension Fund (Cum Mar10)	3.51%
	Pension Fund Type A real return (Cum Mar10)	3.97%
	Pension Fund Type B real return (Cum Mar10)	3.64%
	Pension Fund Type C real return (Cum Mar10)	3.37%
	Pension Fund Type D real return (Cum Mar10)	3.02%
	Pension Fund Type E real return (Cum Mar10)	3.10%

	Other Variables	1T10	Market
			Share

	Average number of branches	82	38.0%
	Average number of administrative employees	903	31.3%	(2)
	Average number of sales agents	474	21.7%	(2)

	(1) Market Share as of February, 2010	(2) Market Share as of December, 2009

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST QUARTER OF 2010

In accordance with the latest information, the monthly economic indicator (Imacec) grew by 2.7% in February of 2010 as compared to February 2009, attributable to lower performance exhibited by natural resources sectors and the earthquake effect in the activity of the last two days of February. The Central Bank anticipates a growth between 4.25% and 5.25% in the boundary of variation estimated for the year 2010.

In regard to foreign trade, the trade balance accrued a positive balance of US$4,771.5 million in the first quarter of 2010, an 82.0% increase with respect to the same term of 2009. In the 1Q10, exports accrued US$16,187.7 million, a growth of 41.0% over the same terms in 2009, mainly driven by growth in exports of mining products (that represent approximately 63% of total exports), specifically copper due to its price doubled those recorded last year. Likewise, imports totaled US$11,416.2 million, reflecting an increase of 28.9% basically due to larger amounts of fuels imports (that represent around 25% of total imports), mainly crude and diesel oil, adding higher car imports  (that represent around 15% of total imports) which tripled the amount recorded in the same period of 2009.

The CPI (Consumer Price Index) accrued in the three first months of 2010 a variation of 0.9% (0.5% in January, 0.3% in February and 0.1% in March). The cumulative inflation is basically the result of upwards recorded in items goods and services (0.8%), education (0.2%), accommodations and utilities (0.1%), effects that were partially offset by the decrease exhibited in garments and shoes (-0.3%). The accrued inflation is 0.9% in the first three months of the year 2010. The Central Bank has estimated an annual inflation of 3.7% for the year 2010.

In relation to labor market, the mobile quarter December 2009-February 2010 registered an unemployment rate of 8.5%, no variation over the same mobile quarter of 2009, and a decrease of 0.2 percent points with respect to the previous quarter.

In twelve months, the occupation rose by 1.5%, that is, 102,960 new jobs and an increase of 1.6% in labor force (112,930 workers). In connection with the employment by economic sectors, those ones exhibiting higher growths were commerce (4.6% or 60,250 jobs), community and social-personal services (4.3% or 76,590 jobs) and financial services (5.1% or 31,650 jobs). Additionally, the larger increase of employment by occupational categories was recorded by self-employment with an increase of  8.6% or 124,710 workers.

Finally, the last change introduced by the Pension Reform Law in 2010 is related to bidding process to all new affiliates who enter the private pension system for a two year term. This bidding process was implemented to encourage price competition among AFPs in order to achieve lower fees for affiliates, generating higher sensibility in the price demand, favoring the entrance of new actors in the AFP industry and protecting the affiliates’ equity interest.

The awarded AFP will be the AFP offering the lowest fee (which at the same time must be inferior to the fees current at the moment of the bidding process) for a 24 month period, during which the AFP will not be able to modify its fees, being extensive to the client portfolios already being managed by the AFP.

In January 2010, the bidding process of account administration to the new affiliates entering the system during the next two years was carried out, in which participated AFP Cuprum S.A., AFP Habitat S.A., AFP Planvital S.A. and AFP Modelo S.A. On February 1, 2010 it was informed that the awarded company was AFP Modelo, due to it offered the lowest fee of 1.14%. This entity has been legally incorporated, but it has not started operations yet, having a seven-month term after the awarding to start operations.

In reference to the accounting policies, AFP Provida has started to apply International Financial Reporting Standards (IFRS) in accordance with the schedule instructed by the Superintendency of Pensions as follows:

•	December 31, 2009:	Pro forma financial statements (non comparative)
•	March 31,2010:	First comparative financial statements
•	December 31, 2010:	First comparative financial statements considered as fully IFRS implemented

As a starting point, Shareholders’ equity as of January 1, 2009 under IFRS was subject to the following adjustments:

(Millions of Chilean pesos)
SHAREHOLDERS' EQUITY UNDER CHILE GAAP AS OF 31/12/2008	234,981,968
Adjustment at the begining of the period:
Deffered taxes complementary accounts reverse	(10,671,921.0)
Mandatory investments' deferred taxes adjustment to nominal value	(4,862,894.0)
First implementation adjustment in DCV and PREVIRED	(82,148.0)
First implementation adjustment in Provida Internacional subsidiaries	546,001.0
Conversion difference reserves (Other Reserves)	11,007,502.0
Convertion Difference Reclassification	(11,007,502.0)
Initial Adjustments Total	(15,070,964.0)
TOTAL SHAREHOLDERS' EQUITY UNDER IFRS AS OF 01/01/2009	219,365,006

In the current release, consequently, the comparative results for the first quarter of 2010 will be analyzed under IFRS, and the permanent differences with respect to the Chilean generally accepted accounting principles previously applied will be the following:

•	No price level restatement is applied
•	Intangibles were not amortized using the straight-line method, but in accordance with instructions of the periodic impairment test or as a customer list as per its stock evolution.
•	Deferred taxes are recognized at nominal value otherwise than discounted.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the 1Q10, the Company recorded a profit of Ch$26,997.4 million, an increase of Ch$13,356.8 million or 97.9% with respect to the profit recorded in the same period of 2009.

This result was basically driven by the life and disability insurance expense that recorded a positive variation of Ch$27,501.6 million with respect to the 1Q09. This result was attributable to the elimination of the AFP’s individual responsibility of providing life and disability benefits, so that, the period does not record expenses for such concept, excepting those ones stemming from leftover recovery of previous months, adding the provisions for changes in the value of casualties pending of payment.

Partially offsetting the above were lower revenues of Ch$16,184.0 million, as a result of lower fee income. This, as a counterpart of the change introduced by the Pension Reform Law previously mentioned, which implied a decrease in the fee charged to contributors over their taxable salary base.

In light of the aforementioned, net fee received by the Company defined as fee income minus the life and disability expense, provides a more accurate basis for year-on-year comparison in the analysis, which amounted to Ch$33,094.9 million, higher in Ch$7,617.2 million in the 1Q09.

Gains on mandatory investments also contributed with Ch$4,681.4 million in the higher profit, due to the positive weighted average nominal return of pension funds of 3.78% in the 1Q10 as compared to 1.52% in the same period in 2009. The  better performance is attributable to gains on locals fixed income and worldwide stock markets.

Regarding income taxes, they increased in accordance with higher profits before taxes generated in the quarter.

During the 1Q10, earnings per share (each ADR represents fifteen shares) were Ch$81.49 as compared to Ch$41.17 obtained in the 1Q09. As of March 31, 2010, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to March 2009.

Revenues

Under IFRS format, revenues account incorporates fee income, financial revenues and other operating revenues of the former classification under Chilean GAAP.

In the 1Q10, revenues were Ch$39,192.5 million, a decrease of Ch$16,184.0 million or 29.2% with respect to the same period in 2009. This result was basically driven by lower fee income (Ch$19,884.4 million) in view of the change in the fee structure (as implemented by Pension Reform Law), meanwhile the remaining components called other revenues partially offset this evolution with an increase of Ch$3,700.4 million, basically due to higher financial revenues registered during the period.

•
Fee income was Ch$32,162.8 million in the 1Q10, a decrease of Ch$19,884.4 million (38.2%) with respect to the same period of 2009. This decrease was driven by the change in the fee structure as the Pension Reform Law eliminated the AFP’s individual obligation to provide life and disability insurance beginning in July 2009. As a result, the fee as of March 2010 averaged 1.54%, a decrease of 41.7% over the average fee charged as of March 2009 (2.64%).

In light of this change, net fee received by the Company defined as fee income minus the life and disability expense, provides a more accurate basis for comparison in the analysis with the previous year. In the 1Q10, the net fee amounted to Ch$33,094.9 million, growing by Ch$7,617.2 million or 29.9% with respect to the same period in 2009. This result was consequence of an increase of around 5.0% in Provida’s salary base, adding the lower cost of the life and disability insurance.

In consistence with the growing trend shown by fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share over 40% in terms of number of customers and over 30% in terms of salary base and total assets under management, as of February 2010. In figures, during the three months of 2010 the average number of contributors was 1,803,510 and the monthly average salary base was US$1,269.0 million. Assets under management were US$36,080.2 million as of March 31, 2010.

•
Other revenues amounted to Ch$7,029.6 million in the 1Q10, increasing by Ch$3,700.4 million or 111.1% with respect to the 1Q09. Behind the above are higher financial revenues from the life and disability insurance contracts that increased by Ch$3,504.7 million, attributable to higher cash flows administered and better returns obtained by the insurer in connection with the contract effective January 2005-June 2009.

Gains on mandatory investments

The result of mandatory investments amounted to Ch$6,786.9 million in the 1Q10, an increase of Ch$4,681.4 million or 222.3% with respect to the gains recorded in the 1Q09. The weighted average nominal return of pension funds was 3.78% in 1Q10 as compared to 1.52% in the same period in 2009. The main contributions were Fund Type C (44% of the total return achieved in the period) with a nominal return of 3.65% and Fund Type A (22% of the total return achieved in the period) with a nominal return of 4.24%.

In the period, returns were largely driven by gains on local fixed income due to lower rates, plus accumulated gains on local (IPSA +5.1%, IGPA +6.1%) and foreign stock markets (MSCI World +2.1%: USA +4.6%, Japan +4.3% and Europe +1.6% y MSCI Emerging: +0.5%: Russia +3.6%, Mexico +3.2% and Brazil +0.2%).

Life and disability insurance premium

The life and disability insurance premium was a credit Ch$932.1 million, positive in Ch$27,501.6 million (103.5%) with respect to the expense registered in 1Q09. This result was sustained by the fact that the Pension Reform Law eliminated AFPs’ individual responsibility of providing life and disability benefits, so that the AFP only records temporary premiums from leftovers recovery of previous months and the casualty rate provisions related to changes in the value of casualties pending of payment.

Consequently, Provida only maintains those casualties pending payment due to temporary disability that remain covered until June 30, 2009. All the above has implied to record a positive variation of Ch$18,982.5 million in temporary premium and Ch$8,383.7 million in accruals for unfavorable casualty rate.

Regarding accruals for unfavorable casualty rate, they were positively affected by returns on pension funds that have decreased the insurance cost assumed by Provida, as the AFP cover the difference between life annuities established by law and savings in the affiliates’ accounts.

Additionally, higher discount rates were applied to value reserves during the period, due to BBVA Seguros de Vida voluntarily adopted the regulation to value reserves on a monthly basis at the market interest rate used for life annuities instead of the historical interest rate (defined as the minimum interest rate of the previous semester), which were maintained until the payment of casualties. In figures, while reserves were valued at an historical average rate of 3.07% as of March 2009, the interest rate to value under this new regulation is 3.62% for March 2010, leading to require smaller accruals. However, by applying Provida’s casualty model to calculate the real cost of casualties at the moment of payment, the Company recorded an additional accrual over the required accrual, as the average forward rates are lower than the rate currently prevailing in the market (average around 3.21% compared with the market rate of 3.62%). As a consequence, the period recorded a credit of Ch$1,242.4 million for accruals for unfavorable casualty rate.

Employee expenses

Under IFRS format, employee expenses include administrative and sales personnel remuneration of the former classification under Chilean GAAP. The opening of this item under IFRS is composed by wages and salaries of administrative personnel and sales personnel, indemnities and short term benefits.

Employee expenses amounted to Ch$7,271.1 million in the 1Q10, a decrease of Ch$511.4 million or 6.6% with respect to the 1Q009. This decrease was basically triggered by lower wages and salaries for personnel of Ch$453.8 million.

•
Wages and salaries of administrative personnel amounted to Ch$3,810.1 million in the 1Q10, a decrease of Ch$310.3 million or 7.5% with respect to the figure recorded in 2009, basically attained by the fixed component of the salaries in connection with a fewer staff.

The aforementioned responds to the externalization of certain supporting areas to the related society BBVA Servicios Limitada, transaction that was authorized by Provida´s Board of Directors in December 16th 2009.

In figures, the average administrative staff amounted to 903 workers, while in the 1Q09 was 1,011, implying a decrease of 18.7%. By comparing the end of each period, the administrative staff decreased by 18.2% from 1,104 as of March 2009 to 903 workers as of March 2010.

•
Wages and salaries of sales personnel amounted to Ch$2,796.0 million in the 1Q10, a decrease of Ch$143.4 million or 4.9% with respect to the same period of 2009. This positive variation was mainly determined by the smaller staff maintained in 1Q10, since Provida in order to improve the performance of its sales force made some adjustments in the low-productive segments during 2009.

In consistence with a lower staff, both fixed and variable components of salaries diminished during 1Q10. Although the reduction in variable salaries was in a lesser extent to the staff, since sales force that remained in the Company has evidenced higher productivity levels also capturing more profitable segments.

In figures, the average number of sales agents was 474 workers in the 1Q10, a decrease of 24.4% with respect to the number of 1Q09 (627 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 22.6% from 611 salespeople in March 2009 to 473 in March 2010.

•
Indemnities amounted to Ch$275.0 million in 1Q10, a decrease of Ch$117.9 million or 30.0% regarding 1Q09. This evolution corresponds to the adjustments made in administrative and sales personnel during 1Q09, meanwhile during 1Q10 the staff did not have significant changes.

•
Short term benefits recorded Ch$390.0 million in 1Q10, increasing by Ch$60.3 million or 18.3% with respect to the 1Q09, due to higher bonuses accruals in light of better results achieved in the quarter.

Depreciation and amortization expense

The depreciation and amortization expense was Ch$2,540.0 million in the 1Q10, a decrease of Ch$54.8 million or 2.1% with respect to the same quarter in 2009. This decrease was the outcome of lower amortization expenses (Ch$669.5 million), mainly due to the finalization of the Unified Platform amortization period in 2009, which was partially offset by higher depreciation expenses (Ch$614.6 million) as real estate and infrastructure were written-off because of the earthquake in February 2010.

•
The depreciation expense was Ch$1,092.7 million in the 1Q10, an increase of Ch$614.6 million or 128.6% with respect to the same period of 2009. This variation was mainly attributable to higher depreciation of real estate in connection with the part of the cost to be covered by Provida due to the damages caused by the earthquake in Chile at the end of February 2010.

•
The amortization expense was Ch$1,447.3 million in the 1Q10, a decrease of Ch$669.5 million or 31.6% with respect to the same period in 2009. This positive variation was largely determined by the lower amortization expense in evolutionary developments associated to the Unified Platform. It is important to mention that initial investments in evolutionary developments that began in the year 2005, finalized their amortization period at the end of 2009, however, the year 2010 has incorporated new developments basically related to changes implemented by the Pension Reform Law.

Miscellaneous other operating expenses

Under IFRS format, miscellaneous other operating expenses include marketing, data processing administration and other expenses of the former classification under Chilean GAAP. The opening of this item under IFRS is composed by the same detail previously mentioned.

Miscellaneous other operating expenses were Ch$7,100.2 million, an increase of Ch$1,261.6 million or 21.6% with respect to the same quarter in 2009. This result was basically driven by higher administration costs (Ch$1,316.6 million), basically due to higher expenses in advisory services and donations.

•
Marketing expenses were Ch$245.9 million in the 1Q10, a decrease of Ch$56.5 million or 18.7% with respect to the same period of 2009. This positive variation was mainly originated by lower expenses in communications to affiliates due to lower costs incurred in the quarterly balance sheet, in “VAM” (sales, branch offices and maintenance) supportive services due to inferior expense incurred in material supporting sales agents and public relations, driven by lower expense in legal publications.

•
Data processing expense was Ch$849.7 million, a decrease of Ch$32.2 million or 3.7% with respect to the 1Q09. The lower expense was attributable to host maintenance with related companies due to the overconsumption of MIPS (million instructions per second) in CCR was not accrued and the positive effect of downward exchange rate in the accruals of expenses. Also, the period recorded lower expenses in devices and facilities maintenance, due the higher comparative basis, as the year 2009 included adjustments of previous months and lower branch offices liaison costs originated by a fewer number of branch offices. Partially offsetting the above were host maintenance and facilities as a result of the new requirements of software maintenance.

•
Administration expenses amounted to Ch$5,482.2 million in the 1Q10, an growth of Ch$1,316.2 million or 31.6% with respect to the same period of 2009. This deviation was largely sustained by higher expenses in connection with advisory services (Ch$1,249.7 million) related to the externalization of certain supporting areas to BBVA Servicios Limitada previously mentioned. The period also recorded  higher donations (Ch$185.3 million) due to contributions made to the campaign for the earthquake occurred at the end of February of 2010 and higher expenses in local and foreign custodian and brokerage (Ch$113.4 million). Partially offsetting the above were lower administration costs (Ch$234.3 million) from the subsidiary Genesis in Ecuador.

•
Other operating expenses are associated to costs incurred for evaluation and qualification of disability status of contributors. In the 1Q10, other operating expenses were Ch$522.4 million, growing by Ch$34.1 million or 7.0% with respect to the same period of 2009, basically due to higher costs incurred in clinical examinations. Even though the coverage of the life and disability insurance finished in June 2009, Provida has to cover the casualties of the contract pending of evaluation and those ones that are in the process of final determination.

Finance costs

Finance costs were Ch$42.2 million in the 1Q10, an increase of Ch$18.2 million with respect to the same quarter in 2009 due to higher interest expenses in short term financing.

Income (Loss) from investments

Income (loss) from investments were Ch$15.2 million in the 1Q10, a decrease of Ch$91.2 million with respect to the same quarter in 2009,  due to lower returns in connection with Provida´s surplus of cash flows.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$1,610.1 million in the 1Q10, higher in Ch$181.4 million or 12.7% with respect to the same quarter in 2009. This increase was the outcome of the higher result achieved by AFORE Bancomer in Mexico (Ch$219.8 million), basically due to higher levels of fee income and in gains on mandatory investments, plus higher profits generated by local related companies (Ch$190.5 million) by recording higher volume of revenues. These effects were partially offset by lower profits generated by AFP Horizonte in Peru (Ch$228.9 million) due to the Peruvian Accounting Standards instructed that mandatory investments should be included in statement of financial position rather than in income statements.

Company	Country	1Q10	1Q09	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	135.1	25.4	109.7	431.5%
DCV	Chile	19.5	15.5	4.0	26.0%
Previred	Chile	369.0	292.2	76.8	26.3%
Bancomer	México	701.0	481.2	219.8	45.7%
Horizonte	Perú	385.5	614.4	(228.9)	-37.3%

TOTAL		1,610.1	1,428.8	181.4	12.7%

Exchange differences

The exchange differences were Ch$83.3 million in the 1Q10, an increase of Ch$179.4 million or 186.8% with respect to the loss recorded in 1Q09. This result was driven by both higher gains in foreign exchange rate in view of the depreciation of Chilean peso against the U.S. Dollar (3.4%) that increased the value of deposits and accounts receivable in dollars, as well as higher earnings on UF variations (increase of 0.27%) that increment the value of receivable accounts measured in UF.

Other non-operating income

Other non-operating income amounted to Ch$583.5 million in the 1Q10, lower by Ch$83.8 million or 12.6% with respect to the same quarter in 2009. This result was attributable to the fact that the 1Q09 recorded revenues from collection recoveries and pension paid on account of pension funds, transactions that were not recorded in 1Q10.

Other non-operating expenses

Other non-operating expenses were Ch$26.7 million in the 1Q10, a decrease of Ch$273.2 million with respect to the same quarter in 2009. This result was driven by the fact that the 1Q10 recorded no accruals for lawsuits neither expenses for fines to governmental institutions.

Income tax expense

Income tax expense were Ch$5,226.0 million in the 1Q10, higher by Ch$2,387.7 million or 84.1% with respect to the 1Q09, basically due to higher earnings before taxes recorded in the period.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$372,711.0 million as of March 31, 2010, an increase of Ch$25,560.0 million or 7.4% with respect to December 31, 2009. This increase was driven by higher current assets (Ch$14,156.5 million), mainly referred to the larger level of cash and cash equivalents, as well as higher non-current assets (Ch$11,403.4 million) basically as a result of higher mandatory investments.

•
As of March 31, 2010, current assets were Ch$78,405.1 million, increasing by Ch$14,156.5 million or 22.0% with respect to December 31, 2009. This result was mainly caused by higher surplus amounts of cash and cash equivalents of Ch$8,025.1 million, given the higher liquidity generated by the Company as per higher level of deposits (Ch$10,181.4 million), which was partially offset by lower balances in banks (Ch$2,087.4 million). Also, the period recorded larger commercial debts and other receivable accounts of Ch$5,330.6 million, mainly due to higher balance in receivable accounts to insurance companies.

•
Non current assets amounted to Ch$294,305.9 million as of March 31, 2010, an increase of Ch$11,403.4 million or 4.0% with respect to December 31, 2009. This result is mainly attained by higher mandatory investments of Ch$7,910.3 million due to the normal contributions recorded in the growing salary base of clients and higher cumulative returns of pension funds. Also, the period recorded higher investments stemming from share of the profit from equity accounted associates of Ch$1,958.1 million, basically profits generated by AFORE Bancomer in Mexico and the higher intangible assets of Ch$1,399.4 million, corresponding to the value of new software acquired by the Company.

Liabilities

Total liabilities amounted to Ch$85,722.2 million as of March 31,2010, an increase of Ch$8,174.6 million or 10.5% with respect to December 31, 2009. This result was driven as a result of increased current liabilities (Ch$6,941.4 million), mainly due to higher trade payables and other accounts payable, adding increased amount of non-current liabilities (Ch$1,233.2 million) due to superior liabilities for deferred taxes.

•
Current liabilities amounted to Ch$57,595.0 million as of March 31, 2010, an increase of Ch$6,941.4 million or 13.7% with respect to December 31, 2009. This variation was mainly attributable to higher trade payables and other accounts payable of Ch$12,548.0 million, basically due to dividends payable and other accounts payable to trade, adding higher payables for current tax of Ch$3,945.6 million. This result was partially offset by lower accruals of Ch$9,686.3 million basically for unfavorable casualty rate.

•
Non-current liabilities amounted to Ch$28,127.1 million as of March 31, 2010, an increase of Ch$1,233.2 million or 4.6% with respect to December 31, 2009, as a result of higher liabilities for deferred taxes (Ch$1,233.0 million) related to the gains on mandatory investments.

Shareholders’ equity

Total shareholder’s equity amounted to Ch$286,988.8 million as of March 31, 2010, an increase of Ch$17,385.4 million or 6.4% with respect to December 31, 2009, basically due to higher cumulative gains.

Exchange rate

As of March 31, 2010 the exchange rate was Ch$524.46 per dollar, while at the same date in 2009, it was Ch$583.26 per dollar. In the 1Q10, a depreciation of Chilean Peso against the U.S. Dollar of 3.4% was recorded, whereas in the 1Q09 an appreciation of Chilean Peso against the U.S. Dollar of 8.4% was recorded.

COMPREHENSIVE INCOME STATEMENT

	1Q10	1Q09	Change	%
	(Millions of Chilean pesos, except percentages)

Revenue	39,192.5	55,376.5	(16,184.0)	-29.2%
Gain on mandatory investments	6,786.9	2,105.4	4,681.4	222.3%
Life and disability insurance premium expense (less)	932.1	(26,569.5)	27,501.6	103.5%
Employee expenses (less)	(7,271.1)	(7,782.4)	511.4	-6.6%
Depreciation and amortization (less)	(2,540.0)	(2,594.8)	54.8	-2.1%
Miscellaneous other operating expenses (less)	(7,100.2)	(5,838.6)	(1,261.6)	21.6%
Finance costs (less)	(42.2)	(24.0)	(18.2)	75.7%
Income (loss) from investments	15.2	106.3	(91.2)	-85.7%
Share of the profit (loss) from equity accounted associates	1,610.1	1,428.8	181.4	12.7%
Exchange differences	83.3	(96.1)	179.4	186.8%
Other non-operating income	583.5	667.4	(83.8)	-12.6%
Other non-operating expenses (less)	(26.7)	(299.9)	273.2	-91.1%

PROFIT (LOSS) BEFORE TAX	32,223.4	16,478.9	15,744.5	95.5%

Income tax expense	(5,226.0)	(2,838.3)	(2,387.7)	84.1%
Profit (loss) after tax from continuing operations	26,997.4	13,640.6	13,356.8	97.9%

PROFIT (LOSS)	26,997.4	13,640.6	13,356.8	97.9%

STATEMENT OF FINANCIAL POSITION

	3/31/2010	12/31/2009	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	78,405.1	64,248.6	14,156.5	22.0%
Non-current assets	294,305.9	282,902.4	11,403.4	4.0%

TOTAL ASSETS	372,711.0	347,151.0	25,560.0	7.4%

Current liabilities	57,595.0	50,653.7	6,941.4	13.7%
Non-current liabilities	28,127.1	26,893.9	1,233.2	4.6%

Shareholders' Equity	286,988.8	269,603.4	17,385.4	6.4%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	372,711.0	347,151.0	25,560.0	7.4%

CASH FLOW STATEMENT

	1Q10	1Q09	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	9,545.7	(15,827.8)	25,373.5	160.3%
Cash flow from (used in) operations	9,813.2	(14,158.5)	23,971.7	169.3%
Cash flow from (used in) other operating activities	(267.4)	(1,669.2)	1,401.8	-84.0%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(1,751.1)	(1,269.8)	(481.3)	-37.9%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	230.5	15,357.8	(15,127.3)	-98.5%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	8,025.1	(1,739.7)	9,764.8	561.3%

Item 2

For Immediate Release:

Inquiries – Please contact:
Mr. Rodrigo Peña Socías
General Counsel
Phone :(56 2) 351 1187
Fax      :(56 2) 351 1717

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez Marengo, Chief Executive Officer of AFP Provida, reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all of the Chilean Stock Exchanges on April 30, 2010. The communication informed the following:

In accordance with articles 9 and 10 of Law 18,045 of the Securities Exchange Act, please be advised of the material event informing the following:

“At the Ordinary Shareholders’ Meeting held on April 30, 2010, the Board of Directors was completely renewed as follows: Mr. Joaquín Vial Ruiz-Tagle, Mr. Jesús Del Pino Durán, Mr. Luis Fernando Ferreres Crespo, Mr. Jesús María Cadenato Matía and Mr. Francesc Jorda Carré were designated as Regular Directors.

In accordance with Law Decree 3,500 and Independence requirements in conformity with Law 18,046, Mrs. Maria Cristina Bitar Maluk and Mr. Jorge Marshall Rivera were designated as Regular Autonomous Directors.

Mr. Jorge Granic Latorre was appointed as Alternate Director of Mrs. Maria Cristina Bitar Maluk and Mr. Osvaldo Puccio Huidobro was appointed as Alternate Director of Mr. Jorge Antonio Marshall Rivera. Alternate Directors satisfy the independence and autonomy requirements established for Regular Directors in Law Decree 3,500 and Law 18,046”.

Santiago, Chile, May 3, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	May 3, 2010	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 3, 2010	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.